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                          February 7, 2023

       Jeffrey S. Hackman
       President and Chief Executive Officer
       Comera Life Sciences Holdings, Inc.
       12 Gill Street, Suite 4650
       Woburn, Massachusetts 01801

                                                        Re: Comera Life
Sciences Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 3,
2023
                                                            File No. 333-269564

       Dear Jeffrey S. Hackman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Ryan M. Rourke Reed,
Esq.